SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AGREEMENT OF MERGER OF THE SHARES OF TIM CELULAR S.A. TO THE ASSETS OF TIM PARTICIPAÇÕES S.A.

By this private instrument, the Parties hereunder:

TIM PARTICIPAÇÕES S.A., a corporation with its head office at Av. das Américas n 3434, Bloco 1, 7th floor, in the City and State of Rio de Janeiro, registered with the CNPJ/MF - Corporate Taxpayers’ Roll under n° 02.558.115/0001 -21, represented herein pursuant to its By-Laws (hereinafter referred to as “TIMPART”); and

TIM CELULAR S.A., a corporation with its head office at Av. Giovanni Gronchi n7143, in the City and State of São Paulo, registered with the CNPJ/MF - Corporate Taxpayers’ Roll under n° 04.206.050/0001 -80, represented herein pursuant to its By-Laws (hereinafter referred to as “TIM CELULAR”, also referred to, individually, as a Party and jointly as Parties or Companies);

Whereas the management of the Companies has concluded in favor of the merger of all the shares of the company TIM CELULAR to the assets of TIMPART with the purpose of optimizing the organizational structure of the Companies and of their controlled companies; and

Whereas the management of the Parties has approved (1) the timely submittal of the aforementioned merger of shares to the respective shareholders for deliberation and (2) the execution of this Agreement of Merger of Shares (the “Agreement”),

The Companies hereby decide to execute, in accordance with all applicable laws, this Agreement, which has the purpose of establishing, pursuant to the provisions set forth in articles 224, 225 and 252 of Law 6404/76, the basic conditions for the merger of shares, which conditions shall be submitted for deliberation by the shareholders of the Companies, as provided by law:

AGREEMENT

Section One - SUMMARY OF THE TRANSACTION AND EQUITY INCREASES.

1.1 The transaction, which is the subject of this Agreement, aims at merging all shares issued by TIM CELULAR to the assets of TIMPART, so as to increase the equity of TIMPART by the book value of the shares held by the non-controlling/minority shareholders of TIM CELULAR. As a result of this transaction, the current minority shareholders of TIM CELULAR who do not exercise withdrawal rights will receive shares of TIMPART. The shareholders of TIM CELULAR who already hold equity interest in TIMPART will have their interest in TIMPART increased. As a result of this transaction, TIM CELULAR will become a wholly-owned subsidiary of TIMPART, in other words, TIM CELULAR will have a sole shareholder, TIMPART, which will own the totality of the respective capital stock of TIM CELULAR, insofar as TIM CELULAR shall remain a different and distinct company than TIMPART.

Section Two - APPRAISALS.

2.1 Economic Value Appraisals. Two economic value appraisals of the Companies were performed. One economic value appraisal was performed by Banco de Investimentos Credit Suisse (Brasil) S.A., a financial institution headquartered at Av. Brig. Faria Lima n° 3064, 13th floor, in the City and State of São Paulo, registered with the CNPJ/MF – Corporate Taxpayers’ Roll under n 33.987.793/0001 -33, specifically hired to do so by TIMPART, said appraiser having presented the respective appraisal report, in which TIMPART and TIM CELULAR were appraised considering the audited net financial position of the Companies on the same reference date (December 31, 2005) based on the economic valuation, through the discounted cash flow method discounted at present value. That appraisal resulted in a range of equity value using a variation of a discount rate and a variation of a cash flow growth rate on a perpetual basis.

2.2 Second Economic Value Appraisal. The second economic value appraisal was performed by Banco ABN AMRO Real S.A., a financial institution headquartered at Av. Paulista n 1374, 3rd floor, Centro, City and State of São Paulo, registered with the CNPJ/MF under n 33.066.408/0001 -15, specifically hired to do so by TIM CELULAR, said appraiser having presented the respective appraisal report, in which TIM CELULAR and TIMPART were appraised considering the audited net financial position of the Companies on the same reference date (December 31, 2005) based on the economic valuation, through the discounted cash flow method discounted at present value. That appraisal resulted in a range of equity value using a variation of a discount rate and a variation of a cash flow growth rate on a perpetual basis.

2.3 Book Value Appraisal. The book values of the Companies was appraised by ACAL Consultoria e Auditoria S.S., headquartered at Av. Rio Branco n 181, 18thfloor, Centro, in the City and State of Rio de Janeiro, registered with the CNPJ/MF – Corporate Taxpayers’ Roll under n° 28.005.734/0001 -81, which was hired to execute this specific appraisal by the Companies and which presented the valuation reports which will remain filed at the headquarters of TIM CELULAR and TIMPART. The Companies were appraised by their book value, through the analysis of the audited financial statements dated December 31, 2005. The results of said valuations are set forth in the table found in item 3.6 below.

2.4 Book Value Adjusted to Market Appraisal. Pursuant to the provisions set forth in article 264 of Law 6.404/76, the appraisal based on the book value adjusted to market of the Companies was performed by ACAL Consultoria e Auditoria S.S., specifically hired to execute said valuations which presented the respective valuation reports (which will remain filed at the headquarters of TIM CELULAR and TIMPART). The Companies were appraised by their book value adjusted to market through the analysis of their audited financial statements dated December 31, 2005. The results of such appraisal are set forth in the table found in item 3.6 below.

Section Three – EXCHANGE RATIO

3.1 The shareholders of TIM CELULAR will receive 15,6000 common shares and 30,2000 preferred shares issued by TIMPART in exchange for each share they had of TIM CELULAR, as the table below, being preserved, therefore, the current ratio between ordinary and preferred shares issued by TIMPART:

SHARE HELD BY THE SHAREHOLDER OF TIM CELULAR	TYPE AND TOTAL AMOUNT OF ISSUED SHARES OF TIMPART TO BE RECEIVED (PER SHARE OF TIM CELULAR)
1 (one) COMMON share	15,6000 COMMON SHARES and 30,2000 PREFERRED SHARES totalizing, therefore, 45,8000 shares

3.2 Based on the appraisals contained in Sections 2.1 and 2.2 of this Agreement, the management of the Companies agreed upon the exchange ratio contained in the table in Section 3.1 above, approved in Meetings of their Boards of Directors held on the present date, which lists the established range of values obtained from appraisals performed by Banco de Investimentos Credit Suisse (Brasil) S.A. and by Banco ABN AMRO Real S.A. As mentioned above, such appraisals were performed through the discounted cash flow method of TIM CELULAR and TIMPART, on the same reference date, December 31, 2005.

3.3 There are no preferred shares issued by TIM CELULAR. Therefore, the exchange ratio will be between common shares of TIM CELULAR and common and preferred shares issued by TIMPART, in the currently existing ratio.

3.4 Since the exchange ratio agreed upon by the Companies’ Boards of Directors is within the value ranges set forth in the appraisals performed both by Banco de Investimentos Credit Suisse (Brasil) S.A. and Banco ABN AMRO Real S.A., such institutions issued letters to the respective contracting parties indicating that the proposed exchange ratio constitutes equitable treatment for the Companies.

3.5 The eventual fractions of shares of TIMPART to which the shareholders of TIM CELULAR may be entitled will be grouped and sold in the São Paulo Stock Exchange – Bovespa, at market price, and the net value obtained will be proportionally made available to the mentioned shareholders within 120 (one hundred and twenty) days as of the publication of the minutes of the Special Shareholders’ Meeting of TIMPART that approves the transaction.

3.6 Exchange Ratio and Calculation of the Exchange Ratio based on the Book Value Adjusted to Market Value of TIM CELULAR and TIMPART, for the purpose of comparison set forth under article 264 of Law 6.404/76 and Reimbursement Value based on the Accounting Net Equity Value. Since this transaction is a merger of shares between common control companies, as set forth under article 264 of Law 6.404/76, ACAL Consultoria e Auditoria S.S., assigned the following amounts as per the appraisals mentioned in the sections 2.3 and 2.4 above:

Company (1)	Accounting Equity Value on 12/31/05 (in thousands of R$) (2)	Accounting Equity Value per Share on 12/31/05 (in R$) (3)	Book Value Adjusted to Market on 12/31/05 (in thousands of R$) (4)	Book Value Adjusted to Market per share on 12/31/05 (in R$) (5)	Exchange Ration per share unit of TIM CELULAR at book value adjusted to market – article 264 – Law 6.404/76 (6)	Exchange Ration proposed by the Parties based on Economic Valuation (per share unit) (7)
TIM CELULAR	5.983.785	0,1899	5.671.451	0,1800	60,6793	45,8000
TIMPART	2.745.942	0,0031	2.609.292	0,0030

3.7 As set forth under Paragraph 3 of article 264 of the Law 6.404/76, as the exchange ratio of the shares foreseen in column “6” above is more advantageous to the shareholders of TIM CELULAR than the exchange ratio foreseen in column “7”, the dissenting shareholders of TIM CELULAR to the deliberation concerning the approval of the merger of shares will be able to exercise their withdrawal right based on the book value adjusted to market value (column “5” above) or based on the accounting equity value (column “3” above), verified on December 31, 2005, based on a balance sheet to be approved in Shareholders’ Meeting.

Section Four – EQUITY VARIATIONS

4.1 Since this transaction refers to a merger of shares, the equity variations after the base date of the balance sheet of the Companies (12/31/05) shall be duly registered in their respective accounting books.

Section Five – DIVIDENDS.

5.1 The common and preferred shares to be issued by TIMPART as a result of the intended merger of shares will not be entitled to dividends and/or interests on equity declared by TIMPART accrued in the fiscal year ended on December 31, 2005. Such shares will become entitled to dividends and any other gains that shall be declared based on profits accrued by TIMPART as of the fiscal year beginning on January 1, 2006.

Section Six – CAPITAL AND SHAREHOLDING.

6.1 As a result of the merger of shares, the capital stock of TIMPART will be increased in the amount of R$ 5.983.784.511,84 (five billion, nine hundred eighty-three million, seven hundred eighty-four thousand, five hundred eleven reais and eighty-four cents) becoming R$7.455.859.036,81 (seven billion, four hundred fifty-five million eighty hundred fifty-nine thousand, thirty six reais and eighty-one cents). This increase will be represented by up to 1.443.012.977.093 (one trillion, four hundred forty-three billion, twelve million, nine hundred seventy-seven thousand, ninety-three) shares, of which 491.506.603.551 (four hundred ninety-one billion, five hundred six million, six hundred three thousand, five hundred fifty-one) are common shares and 951.506.373.542 (nine hundred fifty-one billion, five hundred six million, three hundred seventy-three thousand, five hundred forty-two) are preferred shares, thus keeping the current proportion between common and preferred shares issued by TIMPART. TIMPART only has one class of common shares and one class of preferred shares. The capital stock of TIM CELULAR is exclusively represented by common shares and its shareholders will have the right to receive the following shares issued by TIMPART:

TIM CELULAR SHAREHOLDER	TOTAL AMOUNT AND CLASS OF SHARES ISSUED BY TIMPART THAT SHALL BE RECEIVED BY THE SHAREHOLDERS OF TIM CELULAR AS A RESULT OF THE MERGER OF SHARES
COMMON SHAREHOLDERS	491.506.603.551 COMMON SHARES AND 951.506.373.542 PREFERRED SHARES totalizing, therefore, 1.443.012.977.093 shares

6.2 After the transaction, the capital stock of TIMPART, as per type and class of shares, will be:

Type/Classe of TIMPART Shares	Amount	Percentage of the Total Equity
Common Shares	791.117.234.619	34,06%
Preferred Shares	1.531.472.229.634	65,94%

6.3 The capital stock of TIM CELULAR is exclusively represented by common shares and the economic and political rights granted by the mentioned common shares issued by TIM CELULAR are the same as those of the common shares issued by TIMPART. In accordance with item 5.1 aforementioned, the common and preferred shares to be issued by TIMPART will have the same economic and political rights of the common and preferred shares currently in existence, which are set forth in the By-Laws of TIMPART. The statutory rights of the preferred shares issued by TIMPART are the following: (i) priority in the reimbursement of the capital, without premium; (ii) minimum non-cumulative dividends, in the equivalent amount to the largest between (a) 6% (six percent) a year, on the value resulting from the division of the subscribed capital for the total amount of shares of TIMPART or (b) 3% (three percent) of the value of the net worth of the share, according to the most recent approved balance sheet; (iii) right to vote in the following situations: (a) absence of payment of the minimum dividend for 3 (three) consecutive fiscal years; (b) agreements among TIMPART and related companies, whose period is greater than to 12 (twelve) months and provided that such agreement does not conform to standard clauses; (c) amendments to the following provisions of the By-Laws: (c.1) paragraph XV of article 13; (c.2) sole paragraph of article 14 and (c.3) article 43.

Section Seven – WITHDRAWAL RIGHTS

7.1 The merger of shares transaction will result in withdrawal rights to common and preferred shareholders of TIM CELULAR and to the common shareholders of TIMPART who dissent from the decision concerning the approval of merger of shares and that were current holders of common shares issued by TIM CELULAR and by TIMPART, as applicable, on the date of the publication of the Material Fact notice regarding this transaction, as set forth under paragraph 1 of article 137 of Law 6.404/76. All details concerning the reimbursement values are indicated in Sections 3.6 and 3.7 of this Agreement.

7.2 Individuals or legal entities who acquire common shares of TIM CELULAR and of TIMPART after the date of the publication of the Material Fact notice concerning the transaction will not be entitled to withdrawal rights, pursuant to the provisions set forth under paragraph 1 of article 137 of Law 6.404/76.

7.3 The approval of the deliberations concerning the merger of shares will give dissenting common shareholders of TIMPART the right to withdrawal, as set forth under article 252, paragraph 1, of Law 6.404/76, by the accounting equity value (column “3” of the table in Section 3.6 above).

7.4 Considering that the preferred shares issued by TIMPART: (a) form the portfolio that serves as base for the calculation of the IBOVESPA index (liquidity) and (b) more than 50% (fifty percent) of such shares integrate the free-float, in other words, they are not held by the controlling shareholder of TIMPART or by individuals or legal entities related to it (dispersion), the preferred shareholders of TIMPART will not have the right to withdrawal, as set forth under paragraphs “a” and “b” of the Section II of article 137 of Law 6.404/76.

7.5 The request to exercise the right to withdrawal by the holders of common shares of TIM CELULAR or TIMPART, as applicable, may happen up to 30 (thirty) days after the date of the publication of the minutes of the Special Shareholders’ Meeting that approves the merger of shares foreseen in this Agreement. The manifestation to exercise the right to withdrawal will be performed by filing a form, which should be filed at any branch of Banco ABN AMRO Real S.A., custodian of the shares issued by TIMPART.

Section Eight – SPECIAL PREMIUM RESERVES

8.1 The current transaction will not affect the procedure of capitalization of the special premium reserves held in TIM Sul S.A. and in TIM Nordeste Telecomunicações S.A., nor the corresponding credits generated by those with respect to TIMPART, for the benefit of its controlling shareholder (TIM Brasil Serviços e Participações S.A.).

8.2 The special premium reserves concerning tax benefits accrued in the fiscal year ended on December 31, 2005 will be capitalized after the conclusion of the merger of shares transaction, through Special Shareholders’ Meeting to be timely called.

Section Nine – RECONSIDERATION/ CANCELING OF THE TRANSACTION

9.1 Pursuant to the provisions set forth in paragraph 3 of article 137 of Law 6.404/76, if the total amount of withdrawal rights payment to dissident shareholders jeopardizes the financial stability of TIMPART, the management shall have the right to call, within 10 (ten) days after the end of the withdrawal rights period, a new Special Shareholders’ Meeting of TIMPART with the express purpose of ratifying or reconsidering the deliberation that approved the transaction, which is the subject of this Agreement.

Section Ten – AMENDMENTS TO TIMPART’S BY-LAWS.

10.1 As a result of the merger of shares, which is the purpose of this Agreement, the Special Shareholders’ Meeting of TIMPART shall deliberate on amendments to articles 5 and 6 of TIMPART’s By-laws, so as to reflect the new amount and composition of the capital stock of TIMPART, as well as its new authorized capital.

Section Eleven – AMENDMENTS TO TIM CELULAR’S BY-LAWS.

11.1 As a result of the merger of shares, which is the purpose of this Agreement, the Special Shareholders’ Meeting of TIM CELULAR shall deliberate, as the case may be, on amendments to or eliminations of provisions set forth in the By-Laws of TIM CELULAR, so as to reflect the extinguishment of its Board of Directors.

Section Twelve – CONDITIONS FOR THE EFFECTIVENESS OF THE MERGER OF SHARES

12.1 This transaction will be submitted to the National Telecommunications Agency (“ANATEL”), for regulatory purposes.

12.2 This transaction is exempt of registration with the Securities and Exchange Commission (“SEC”), the U.S. capital market regulatory agency. SEC will be notified of the transaction upon the filing of a Form 6-K.

12.3 Since this is a share merger between companies of the same economic group, the transaction which is the purpose of this Agreement is not subject to approval by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).

12.4 The effectiveness of this Agreement of Merger of Shares is subject to the approval by the shareholders that represent the majority of the voting shares of TIM CELULAR, as well as by the majority of TIMPART’s common stock shareholders present in TIMPART’s Special Shareholders’ Meeting that shall decide upon the transaction.

JUSTIFICATION

Section Thirteen – PURPOSES OF THE TRANSACTION.

13.1 TIMPART is a holding company which holds the totality of the capital stock of the subsidiaries TIM Nordeste Telecomunicações S.A. and TIM Sul S.A., personal mobile service (“SMP”) operators in area 10 of Region I (TIM Nordeste) and in area 5 of Region II (TIM Sul) of the General Plan of SMP Authorizations. TIM CELULAR renders SMP services in areas 1, 2, 3, 6, 7 and 8 of Regions I, II and III of the General Plan of Authorizations, as well as holds the control of Maxitel S.A., which renders SMP services in areas 4 and 9 of Region I of the General Plan of Authorizations.

13.2 The corporate restructuring of TIMPART and TIM CELULAR pursuant to the intended merger of the shares is the result of the intention of their administrators to optimize the organizational structure of the Companies and its controlled companies, unifying and rationalizing the management of their businesses, with the consequent reduction of the related expenses and the increase of value for the shareholders, propitiating a greater use of synergies between the Companies, through the operational junction of the Companies that renders SMP, services on a national scope, under the name “TIM”.

13.3 Any amendment to the present Agreement may only be formalized in writing, through the signatures of the legal representatives of TIM CELULAR and of TIMPART.

And being thus agreed and contracted, the Parties sign this Agreement of Merger of Shares in 8 (eight) counterparts of equal content and form and for one sole purpose, in the presence of the undersigned witnesses.

Rio de Janeiro, January 31, 2006.

TIM PARTICIPAÇÕES S.A.

By: _________________	By: _________________
Name: ________________	Name: ________________
Title: _________________	Title: _________________

TIM CELULAR S.A.

By: __________________	By: __________________
Name: ________________	Name: ________________
Title: _________________	Title: _________________

Witnesses:
1. ______________________	2. ______________________
Name: ___________________	Name: ___________________
Id.: _____________________	Id.: _____________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 8, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer